Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

MOBIQUITY TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.       The name of the corporation is MOBIQUITY TECHNOLOGIES, INC.

2.       The certificate of incorporation was filed by the department of state on the 26th day of March, 1998 under the Corporation’s original name Ace Marketing & Promotions, Inc.

3.       The Corporation shall amend the Certificate of Incorporation by amending paragraph 8 and replacing paragraph 8 with new provisions, to the Certificate of Incorporation. Paragraph 8, as amended, shall read as follows:

“8. This Amendment to the Certificate of Incorporation is filed pursuant to Section 502(d) of the Business Corporation Law to designate the rights, preferences and limitations of 1,250,000 shares of the Corporation’s authorized 5,000,000 shares of Preferred Stock, $.0001 par value, as Series AAA Preferred Stock in accordance with Article Fourth of the Corporation’s Certificate of Incorporation. Such rights, preferences and limitations of said 1,250,000 shares of Series AAA Preferred Stock are as follows:

•	Optional Conversion into Common Stock. Each Preferred Share shall be, at the option of the holder, convertible into 100 shares of Common Stock. Upon conversion of the Preferred Shares, the Subscriber shall also receive 100% warrant coverage with the Warrants (denominated as Class AAA Warrants) exercisable at $.05 per share through the close of business on December 31, 2019. The Class AAA Warrants shall have anti-dilution protection in the event of stock splits, stock dividend, combination, reclassification or the like. In such event, the board of directors shall make appropriate adjustment to the number of common shares into which the Class AAA Warrants shall be exercisable to put the Warrant holder in the same position as if the Class AAA Warrants were exercised into common shares immediately before the Corporate Event (as defined below) took place.
•	Voting. The Preferred Shares shall have no voting rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Dividends. The Preferred Shares shall have no dividend rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Liquidation Preference. The Preferred Shares shall have no liquidation preference and shall be treated the same as a holder of Common Shares.
•	Anti-Dilution. In the event of a stock split, stock dividend, combination, reclassification or the like (the “Corporate Event”), the Board of Directors of the Company shall make appropriate adjustment to the number of Common Shares into which the Preferred Shares shall convert to put the Preferred Shareholder in the same position as if the Preferred Shares were converted into Common Shares immediately before the Corporate Event took place.”

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4.       Section 502(c) of the Business Corporation Law provides for the Board of Directors to have the power to designate the relative rights, preferences and limitations of the shares of any Series which is not fixed in the Certificate of Incorporation. In this respect, the amendment to the Certificate of Incorporation was authorized by unanimous written consent vote of the Board of Directors of the Corporation on February 27, 2017 pursuant to Section 708(b) of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: February 28, 2017	/s/ Dean L. Julia
Dean L. Julia, CEO/Secretary

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